Tidewater Inc.

6002 Rogerdale Road, Suite 600

Houston, Texas 77072

November 13, 2018

VIA EDGAR

J. Nolan McWilliams

Attorney-Advisor

Securities and Exchange Commission

Division of Corporate Finance

Office of Transportation and Leisure

100 F Street, N.E.

Washington, D.C. 20549

Re:	Tidewater Inc.
Registration Statement on Form S-1
Filed October 29, 2018
File No. 333-228029

Ladies and Gentlemen:

Set forth below are the responses of Tidewater Inc., a Delaware corporation (“Tidewater,” “we,” “us” or “our”) to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated November 7, 2018, with respect to the Registration Statement on Form S-1, File No. 333-228029, filed with the Commission on October 29, 2018.

Concurrently with the submission of this letter, we are filing Amendment No. 1 to the Registration Statement on Form S-1 (the “Registration Statement”) and a request for acceleration of the effective date of the Registration Statement.

For the Staff’s convenience, our response is prefaced by the exact text of the Staff’s comment in bold, italicized text.

General

1.

Please include, or incorporate by reference to the extent you are eligible, the financial statements of GulfMark Offshore, Inc., along with the related pro forma financial statements, for the periods required by Article 8-04 to Regulation S-X.

Response: We acknowledge the Staff’s comment.

Tidewater has considered the guidance in Rule 8-04 of Regulation S-X in evaluating the significance of its probable acquisition of GulfMark Offshore, Inc. (“GulfMark”). Tidewater determined utilizing the three measurement tests - the Asset test, the Income test and the Investment test - that the greatest of the three calculations fell in the 20%-40% category that requires Tidewater to file GulfMark’s audited financial statements for the year ended December 31, 2017 and unaudited financial statements for the nine-month periods ending September 30, 2018 and September 30, 2017 with the Commission as well as the related pro forma financial statements required by Article 11 of Regulation S-X. Pursuant to Rule 8-04 of Regulation S-X, Tidewater intends to furnish these financial statements to a Current Report on Form 8-K no later than 75 days after the date of consummation of the GulfMark acquisition, and will incorporate such filing by reference into the Registration Statement to the extent eligible or file a Post-Effective Amendment to the Registration Statement with such financial statements.

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Please direct any questions that you have with respect to the foregoing or if any additional supplemental information is required by the Staff, please contact Curtis R. Hearn or Hope M. Spencer of Jones Walker LLP at (504) 582-8308 or (504) 582-8130, respectively.

Very truly yours, Tidewater Inc.

/s/ Bruce D. Lundstrom
By:	Bruce D. Lundstrom
Title:	Executive Vice President, General Counsel and Secretary

cc:	Jones Walker LLP

Curtis R. Hearn

Hope M. Spencer

Weil, Gotshal & Manges LLP

James R. Griffin